    SILVERCREST METALS INC.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, JUNE 12, 2024

Shareholders of SilverCrest Metals Inc. (the “Company”) are receiving this notification as the Company is using the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials to its shareholders for its annual general meeting of shareholders to be held on Wednesday, June 12, 2024 (the “Meeting”).

Under Notice and Access, instead of receiving paper copies of the Company’s notice of meeting and information circular (“Information Circular”) for the Meeting (collectively, the “Meeting Materials”), shareholders are receiving this Notice and Access notification with information on how they may obtain a copy of the Meeting Materials electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Meeting Materials to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s meeting materials.

This notice serves as notice of meeting under section 169 of the Business Corporations Act (British Columbia).

Meeting Date, Location and Purposes

The Meeting will be held on Wednesday, June 12, 2024 at 10:00 a.m. (Vancouver time) at Suite 501, 570 Granville Street, Vancouver, British Columbia, for the following purposes:

1.Financial Statements: to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2023 and the report of the auditor on those statements;
2.Election of Directors: to fix the number of directors at eight (8) and to elect eight (8) directors of the Company for the ensuing year, with management’s nominees being the eight (8) current directors of the Company;
3.Appointment of Auditor: to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year;
4.Advisory Vote on Approach to Executive Compensation (Say on Pay): to consider, and if deemed appropriate, approve a non-binding advisory resolution to accept the Company’s approach to executive compensation (say on pay) as more particularly described in the Information Circular;

5.Equity Share Unit Plan: to reconfirm the Company’s rolling percentage Equity Share Unit Plan by approving the unallocated securities that may be grantable thereunder; and
6.Other Matters: to transact such other business as may properly come before the Meeting or any adjournment thereof.
For detailed information with respect to each of the matters in items 2 through 5 above, please refer to the section bearing the corresponding heading in the Information Circular.
THE COMPANY URGES SHAREHOLDERS TO REVIEW THE INFORMATION CIRCULAR BEFORE VOTING.

Accessing Meeting Materials Online

The Meeting Materials can be viewed online under the Company’s profile at www.sedarplus.ca (Canada).

The Meeting Materials for the Meeting are also available on the Company’s website at http://www.silvercrestmetals.com/investors/agm/ and will remain on the website for one year until May 1, 2025.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials for the Meeting be sent to them by postal delivery at no cost to them for up to one year until May 1, 2025.

Shareholders may make their request without charge by email at info@silvercrestmetals.com or by calling toll free number 1-866-691-1730 (Canada and U.S.A.) or at +1-604-694-1730.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting date, shareholders must request printed copies at least five business days (i.e. by June 3, 2024) in advance of the proxy deposit date and time set out in the accompanying Proxy form. Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting.

Voting Process

Registered Shareholders

Only shareholders of record at the close of business on April 18, 2024 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on June 10, 2024 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy from. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Non-registered shareholders

Non-Registered Holders should carefully follow the voting instructions of their intermediaries and their service companies, including instructions regarding when and where a voting instruction form is to be delivered.

Questions

Shareholders with questions about Notice and Access and the information contained in this notification or require assistance in completing the Proxy form may contact N. Eric Fier, Chief Executive Officer of the Company, at info@silvercrestmetals.com or by calling toll free number 1-866-691-1730 (Canada and U.S.A.) or at +1-604-694-1730.

Dated as of the 18th day of April, 2024.
    BY ORDER OF THE BOARD
    “N. Eric Fier”
    N. Eric Fier
    Chief Executive Officer
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